Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-170663
December 1, 2010
E-COMMERCE CHINA DANGDANG INC.
E-Commerce China Dangdang Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Morgan Stanley & Co. International plc toll-free at 1-866-718-1649(calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent prospectus dated December 1, 2010, which is included in Amendment No. 2 to our company’s registration statement on Form F-1, as filed with the SEC via EDGAR on December 1, 2010, 2010, or Amendment No. 2, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1499744/000095012310109983/h04369a2fv1za.htm.
The following information supplements and updates the information contained in the Company’s preliminary prospectus dated November 23, 2010. All references to page numbers are to page numbers in Amendment No. 2.
1     Due to personal reasons, Mr. Junichi Goto has resigned from the Company’s board of directors, which took effect on December 1, 2010.
In relation to Mr. Goto’s resignation, all references in the prospectus in relation to Mr. Goto’s directorship were removed. Specifically, the Company has removed references to Mr. Goto’s name in the “Management” section on pages 95, 97, 98 and 102, in the “Principal and Selling Shareholders” section on pages 103, 104 and 105 and in the signature block on page II-4 of Amendment No. 2. and removed Mr. Goto’s biography in the “Management” section on page 95 of Amendment No. 2.
2     Mr. Xiaolong Li has been appointed as an independent director of our Company, effective immediately upon the effectiveness of the Company’s registration statement on Form F-1. Mr. Li will also serve on the Company’s audit committee, compensation committee and corporate governance and nominating committee when these committees are established prior to the completion of the offering.

(1)     In relation to Mr. Li’s appointment, Mr. Li’s biography was inserted in the “Management” section on page 96 as follows:
Mr. Xiaolong Li will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Li currently serves as a director of two privately held companies in China. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and was its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and was its chairman until 1997. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology.
(2)     The following sentence was inserted to the end of the second paragraph under “Management—Board of Directors” on page 98.
Mr. Xiaolong Li, our new independent director, has been appointed by the holders of a majority of our series A preferred shares.
(3)     The second paragraph under “Management—Committees of the Board of Directors” on page 98 was replaced with the following:
     Audit Committee. Our audit committee will consist of Mr. Ke Zhang, Mr. Xiaolong Li and Ms. Peggy Yu Yu, and will be chaired by Mr. Ke Zhang. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Ke Zhang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.
(4)     The third paragraph under “Management—Committees of the Board of Directors” on page 98 was replaced with the following:
     Compensation Committee. Our compensation committee will consist of Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li, and will be chaired by Ms. Ruby Rong Lu. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon.
(5)     The fourth paragraph under “Management—Committees of the Board of Directors” on page 97 was replaced with the following

:
     Corporate Governance and Nominating Committee. Our corporate governance and nominating committee will consist of Mr. Guoqing Li, Mr. Ke Zhang and Mr. Xiaolong Li, and will be chaired by Mr. Guoqing Li. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.
3.     The first paragraph of “Risk Factors — Risks Related to Our Business — Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations” on pages 17 and 18 was revised to the following:
     A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, all product orders and, in some cases, payments for products we offer, are made through our website. In addition, some online payments for our products are settled through third-party online payment services. In such transactions, maintaining complete security for the transmission of confidential information on our website, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, is essential to maintain consumer confidence. We have limited influence over the security measures of third-party online payment service providers. In addition, we hold certain private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our website. In addition, our third-party merchants and delivery service providers may violate their confidentiality obligations and disclose information about our customers. Any compromise of our security or third-party service providers’ security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations. For example, we recently received more than 20 complaints from our customers in various parts of China regarding incidents where they received phone calls from people trying to sell online gift cards to them by impersonating our company’s customer service representatives. A few customers were scammed and purchased fake gift cards that cannot be used on our website. In response to these complaints, we suggested that our customers report the incidents to the relevant local public security bureau. Although we do not believe that we are responsible for any wrongdoings, several Chinese newspapers and online media have reported these cases and accused us of negligence in safeguarding our customers’ personal information. Such negative publicity has adversely affected our public image and reputation. We cannot assure you that similar events out of our control will not occur in the future, which could cause serious harm to our brand and reputation.